                                   RATEMAX(SM)

                                    ISSUED BY

                      MERRILL LYNCH LIFE INSURANCE COMPANY

                       SUPPLEMENT DATED DECEMBER 10, 2002
                                     TO THE
              PROSPECTUS DATED MAY 1, 2000, AS REVISED MAY 1, 2002


This supplement describes changes to the Prospectus for the RateMax individual modified guaranteed annuity contracts (collectively, the "Contracts") issued by Merrill Lynch Life Insurance Company ("we" or "us").

Due to current market conditions, the examples included in your Prospectus no longer accurately reflect current interest rate levels. Accordingly, we have revised the interest rate levels used in the examples to better reflect current interest rate levels.

                          ----------------------------

Please replace the fifth paragraph on page 5 of your Prospectus under "Subaccounts and Subaccount Values" with the following:

The following is an example of how you can allocate a $25,000 single premium on December 10, 2002 among two subaccounts, and shows Subaccount Values as of each Renewal Date, assuming no withdrawals.

                                                                                   Subaccount
                                                                                      Value
                                            Subaccount                            as of Renewal
  Amount Allocated      Interest Rate    Guarantee Period      Renewal Date           Date
-------------------------------------------------------------------------------------------------
$15,000                     2.20%        Three Years        December 10, 2005    $16,011.94
$10,000                     3.20%        Five Years         December 10, 2007    $11,705.73
-------------------------------------------------------------------------------------------------

Please replace the fourth paragraph on page A-1 of your Prospectus in the Appendix with the following:

For example, if the remaining period is 4.75 years, the interpolated MVA interest rate will be equal to the sum of one-fourth of the four-year rate and three-fourths of the five-year rate. If the current four-year MVA interest rate is 2.65% and the current five-year MVA interest rate is 2.85%, the interpolated rate is 2.80% (2.65% times 0.25 plus 2.85% times 0.75).

Please replace page A-2 of your Prospectus in the Appendix with the following:

C. EXAMPLES

1. MVA Interest Rates Increase. Assume a $10,000 partial withdrawal is made from a subaccount with a five-year Guarantee Period with three years (1,095 days) remaining in its Guarantee Period. Assume an MVA interest rate at issue of 2.85%. Assume that the MVA interest rate currently in effect (at the time of the withdrawal) for a three-year Guarantee Period is 4.85%. Based on these assumptions, we would assign the following values to the MVA formula described above:

                          n = 1,095            B = 0.0485
                          --------------------------------
                          A = $10,000          C = 0.0285

        Using these assigned values, the MVA would equal -$594.79 (as calculated below). Since the MVA is negative, it is subtracted from the remaining Subaccount Value, together with any applicable withdrawal charge.



                            {             1.095/365}
                            {   (1+0.0485)         }
                  $10,000 X { 1-(--------)         } = -$594.79
                            {   (1+0.0285)         }
                            {                      }



2. MVA Interest Rates Decrease. Using the same facts as the example above, assume instead that the MVA interest rate currently in effect (at the time of the withdrawal) for a three-year Guarantee Period is 0.85%. Based on this assumption, the following values would apply to the formula:

                         n = 1,095            B = 0.0085
                         --------------------------------
                         A = $10,000          C = 0.0285

        Using these assigned values, the MVA would equal +$572.10 (as calculated below). Since the MVA is positive, it is added to the remaining Subaccount Value. However, we apply any applicable withdrawal charge to the Subaccount Value.


                          {             1.095/365}
                          {   (1+0.0085)         }
                $10,000 X { 1-(--------)         } = $572.10
                          {   (1+0.0285)         }
                          {                      }

D. IMPACT ON CONTRACT VALUE

The tables below show the impact of the MVA and withdrawal charge on a single premium of $25,000, assuming a full withdrawal at the end of each year shown.

Table 1 assumes:

        (i) the premium is allocated to a subaccount with a five-year Guarantee Period;
        (ii)    with a guaranteed interest rate of 3.20%; and
        (iii)   an MVA interest rate at issue of 2.85%.

Table 2 assumes:

        (i) premium is allocated to a subaccount with a three-year Guarantee Period;
        (ii)    with a guaranteed interest rate of 2.20%; and
        (iii)   an MVA interest rate at issue of 2.25%.

The MVAs are based on interpolated current MVA interest rates ("B" in the MVA formula) of 0.85%, 2.85%, and 4.85% in the five-year Guarantee Period table (see Table 1 below) and 0.25%, 2.25%, and 4.25% in the three-year Guarantee Period table (see Table 2 below). The Net Subaccount Values shown in the tables are the maximum amounts available as withdrawals. Although the withdrawal charge is in each case a fixed percentage of the amount withdrawn, the actual amount of the withdrawal charge that would apply for full withdrawals at the end of each year would vary as a result of the MVA, which is imposed before the withdrawal charge on full withdrawals. Values in the table are rounded to the nearest dollar. As a result, the figures under the Net Subaccount Value columns may not precisely equal amounts set forth in the Subaccount Value, plus the MVA, less the withdrawal charge columns.

Please replace the tables on page A-3 of your Prospectus in the Appendix with the following:

                                     TABLE 1

                            -------------------------------------------------------------------------------------------
                                                  Assumed Guarantee Interest Rate = 3.20%
                                                  Assumed Issue MVA Interest Rate = 2.85%
                            -------------------------------------------------------------------------------------------
                                     Market Value Adjustments, Withdrawal Charges and Net Subaccount Value
                                             Based on Interpolated Current MVA Interest Rates of:
                            -------------------------------------------------------------------------------------------
                                        0.85%                        2.85%                          4.85%
-----------------------------------------------------------------------------------------------------------------------
End of         Sub-        Market       With-    Net Sub-   Market   With-    Net Sub-   Market      With-    Net Sub-
Certificate    account     Value        drawal   account    Value    drawal   account    Value       drawal   account
Year           Value       Adjustment   Charge   Value      Adjust-  Charge   Value      Adjustment  Charge   Value
                                                            ment
-----------------------------------------------------------------------------------------------------------------------
     1          25,800      1,980        1,572   26,207       0      1,460     24,340     (1,812)     1,358     22,630
     2          26,626      1,519        1,593   26,552       0      1,507     25,118     (1,415)     1,427     23,784
     3          27,478      1,036        1,614   26,900       0      1,555     25,922       (982)     1,500     24,996
     4          28,357        530        1,635   27,252       0      1,605     26,752       (511)     1,576     26,270
     5          29,264          0            0   29,264       0          0     29,264          0          0     29,264
-----------------------------------------------------------------------------------------------------------------------

                                     TABLE 2

                            -------------------------------------------------------------------------------------------
                                                  Assumed Guarantee Interest Rate = 2.20%
                                                  Assumed Issue MVA Interest Rate = 2.25%
                            -------------------------------------------------------------------------------------------
                                       Market Value Adjustments, Withdrawal Charges and Net Subaccount Value
                                                Based on Interpolated Current  MVA Interest Rates of:
                            -------------------------------------------------------------------------------------------
                                       0.25%                         2.25%                           4.25%
-----------------------------------------------------------------------------------------------------------------------
End of         Sub-        Market       With-    Net Sub-   Market   With-    Net Sub-   Market      With-    Net Sub-
Certificate    account     Value        drawal   account    Value    drawal   account    Value       drawal   account
Year           Value       Adjustment   Charge   Value      Adjust-  Charge   Value      Adjustment  Charge   Value
                                                            ment
-----------------------------------------------------------------------------------------------------------------------
    1           25,550       969        1,501    25,018        0      1,446    24,104     (918)       1,394    22,238
    2           26,112       491        1,506    25,097        0      1,478    24,634     (473)       1,451    24,188
    3           26,687         0            0    26,687        0          0    26,687        0            0    26,687
-----------------------------------------------------------------------------------------------------------------------

Please replace Appendix B on page B-1 of your Prospectus with the following:


                    EXAMPLES OF WITHDRAWAL CHARGE CALCULATION

These two examples assume you paid a single premium of $25,000. You allocated it to a subaccount with a five-year Guarantee Period with a guaranteed interest rate of 3.20% and an MVA interest rate at issue of 2.85%.

Example 1 assumes a partial withdrawal of $5,000 at the end of the third Contract year. Example 2 assumes a full withdrawal at the end of the third Contract year. Assume the MVA interest rate at the time of the withdrawal for a subaccount with the appropriate duration ("B" in the MVA formula) is 4.85% in both examples.

EXAMPLE 1: PARTIAL WITHDRAWAL

Because of interest earned at the guaranteed rate of 3.20%, at the end of the third Contract year, the Subaccount Value will be equal to $27,477.62. For a $5,000 partial withdrawal, the withdrawal charge equals the withdrawal charge rate multiplied by the partial withdrawal amount:

                              0.06 X $5,000 = $300

We deduct the $300 withdrawal charge from the remaining Subaccount Value. In addition to a withdrawal charge, we deduct an MVA of $196.35. Thus, after the partial withdrawal, the remaining Subaccount Value would be $21,981.27 ($27,477.62 - $5,000 - $300 - $196.35). We would send you $5,000. For more information on the MVA, see Appendix A in this supplement and your Prospectus.

EXAMPLE 2: FULL WITHDRAWAL

As before, because of interest earned at the guaranteed rate of 3.20%, at the end of the third Contract year, the Subaccount Value equals $27,477.62. To determine the withdrawal charge on a full withdrawal of Subaccount Value, we must first calculate the Net Subaccount Value. In this example, the Net Subaccount Value equals:

                    Subaccount Value                          $27,477.62
------------------------------------------------------ = ------------------- =  $24,996.25
      {       1+Current MVA Interest Rate     } n/365          {1+.0485}(2)
0.06 +{---------------------------------------}          0.06 +{-------}
      {1+MVA Interest Rate at Issue or Renewal}                {1+.0285}



The withdrawal charge equals the withdrawal charge rate multiplied by the Net Subaccount Value:

                          0.06 X $24,996.25 = $1,499.77

On a full withdrawal, we deduct the withdrawal charge from the amount withdrawn. In addition to a withdrawal charge, we deduct an MVA of $981.60 from the amount withdrawn. Thus, we will pay you the Net Subaccount Value of $24,996.25 on a full withdrawal ($27,477.62 -$1,499.77 -$981.60). For more information on the MVA, see Appendix A in this supplement and your Prospectus.

                                      * * *

Please retain this supplement with your Prospectus for reference. For additional information, please contact your Financial Advisor or call the Service Center at
(800) 535-5549.